

Mailstop 3233

October 16, 2015

Via E-mail
Benjamin S. Miller
Chief Executive Officer, Fundrise Advisors, LLC
Fundrise Equity REIT, LLC
1519 Connecticut Avenue NW
Ste. 200, c/o Rise Companies Corp.
Washington, District of Columbia 20036

> **Re:** **Fundrise Equity REIT, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted September 21, 2015**
> **CIK No. 0001648956**

Dear Mr. Miller:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note that you have included disclosure indicating that you may invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

Benjamin S. Miller
Fundrise Equity REIT, LLC
October 16, 2015
Page 2

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

3.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Distributions, page 17

4.   We note your statement that the Manager expects to set the rate of distributions "at a level . . . which may be substantially less than 7% per annum." This may imply that you are targeting a 7% distribution. Please remove the reference to a specific percentage or advise. We note similar language on pages 7 and 90.

Valuation policies, page 18

5.   Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Quarterly Redemption Plan, page 19

6.   We note that the Effective Redemption Price presented in the table does not include the fixed 3% discount to the per share price. Please revise the table to show the redemption price reflective of both fixed and variable discounts.

Estimated Use of Proceeds, page 53

7.   Footnote 1 indicates that there is no minimum amount required in order to have an initial closing, however, you also state that you if you do not raise $1,000,000 within 12 months you will cancel the offering and release all investors from their commitments. Please

reconcile this disclosure. In this regard, we note your reference to a $1,000,000 million minimum threshold on your cover page and on pages 9, 10, and 126. Please revise the disclosure on page 53 or tell us how the $1,000,000 referenced amount does not create a minimum sales threshold.

Management

Shared Services Agreement, page 56

8.   It appears that the shared services agreement may be a material contract required to be filed. Please revise your Index to Exhibits and file the shared services agreement with a future amendment or advise us why you do not believe it is required to be filed. Refer to Item 17 of Form 1-A.

9.   On page 56 you state that "[t]he fee paid by our Manager pursuant to the shared services agreement will not constitute a reimbursable expense under our operating agreement." In contrast, on page 16 you state that "[t]he expense reimbursements that we will pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement." Similar disclosure is presented on page 7. Please revise to reconcile these statements or advise.

Description of Our Common Shares

Liquidation Support, page 91

10.   We note your disclosure throughout the offering circular that your target liquidating distribution is equal to a 20% average, annual non-compounded return. We also note that your manager has agreed to pay up to $500,000 if the distributions you pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. Please explain to us how you determined it would be appropriate to include a target liquidating distribution based on this arrangement and given that you currently have minimal assets and no operating history. Alternatively, please revise your disclosure to remove the target liquidating distribution of 20%.

Minimum Purchase Requirements, page 128

11.   We note that your Manager may waive or modify the minimum investment requirement in its sole discretion. Please revise to explain the factors the Manager will take into account in deciding whether to waive the minimum investment requirement and tell us how you will notify investors if you waive or modify the minimum investment requirement.

Benjamin S. Miller
Fundrise Equity REIT, LLC
October 16, 2015
Page 4

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Mark Schonberger
        Goodwin Procter LLP